FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated October 1, 2012 – Total Voting Rights

2.	Press release dated October 1, 2012 – Holding(s) in Company

3.	Press release dated October 1, 2012 – Holding(s) in Company

4.	Press release dated October 10, 2012 – ARM Announces New High-Performance System IP to Address Demand for Energy-Efficient ‘Many-core’ Solutions for the Enterprise Market

5.	Press release dated October 11, 2012 – ARM Announces POP IP Technology for Mali-T600 Series GPUs

6.	Press release dated October 25, 2012 – ARM, Red Hat and AppliedMicro Aim to Develop Disruptive 64-bit Server Platform

7.	Press release dated October 30, 2012 – ARM Launches Cortex-A50 Series, the World’s Most Energy-Efficient 64-bit Processors

8.	Press release dated October 31, 2012 – Director/PDMR Shareholding

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2012

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1
ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc’s capital as at 30 September 2012 consists of 1,379,147,194 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,379,147,194.

The above figure 1,379,147,194 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☒
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached:v	24th September 2012
6. Date on which issuer notified:	26th September 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	Below 5%	Below 5%	N/A	N/A	68,630,092	N/A	4.98%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				562,867	Nominal	CFD
					0.04%	0.04%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
69,192,959	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited – 69,192,959 (5.02%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Threshold Reporting Team
14. Contact name:	Andrew Manchester
15. Contact telephone number:	020 7743 5773

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	BlackRock, Inc.
Contact address (registered office for legal entities)	12 Throgmorton Avenue, London, EC2N 2DL
Phone number & email	020 7743 5773; andrew.manchester@blackrock.com
Other useful information (at least legal representative for legal persons)	Andrew Manchester

B: Identity of the notifier, if applicable
Full name
Contact address
Phone number & email
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Item 3

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☒
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	27th September 2012
6. Date on which issuer notified:	28th September 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	68,630,092	68,630,092	N/A	N/A	N/A	N/A	Below 5%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	CFD

Total (A+B+C)
Number of voting rights	Percentage of voting rights
N/A	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited – N/A (Below 5%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Andrew Manchester
15. Contact telephone number:	020 7743 5773

Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	BlackRock, Inc.
Contact address (registered office for legal entities)	12 Throgmorton Avenue, London, EC2N 2DL
Phone number & email	020 7743 5773; andrew.manchester@blackrock.com
Other useful information (at least legal representative for legal persons)	Andrew Manchester

B: Identity of the notifier, if applicable
Full name
Contact address
Phone number & email
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Item 4

ARM Announces New High-Performance System IP to Address Demand for
Energy-Efficient ‘Many-core’ Solutions for the Enterprise Market

New ARM interconnect technology paves the way for scalable system-on-chip (SoC) solutions for network infrastructure and servers

CAMBRIDGE, UK and LINLEY TECH PROCESSOR CONFERENCE, SAN JOSE – October 10, 2012 – To address the significant increase in data over the next 10-15 years, and the demand for more energy-efficient network infrastructure and servers, ARM has announced the ARM® CoreLink™ CCN-504 cache coherent network. This advanced system intellectual property (IP) can deliver up to one terabit of usable system bandwidth per second. It will enable SoC designers to providehigh-performance, cache coherent interconnect for ‘many-core’ enterprise solutions built using the ARM Cortex™-A15 MPCore™ processor and next-generation 64-bit processors.

LSI, a leading designer of intelligent semiconductors that accelerate storage, mobile networking and client computing, and Calxeda, an innovative supplier of disruptive SoC technology for the server market, are lead licensees for the CoreLink CCN-504 launch.

ARM has also unveiled the new ARM CoreLink DMC-520 dynamic memory controller that has been designed and optimized to work with the CoreLink CCN-504. The new dynamic memory controller provides a high-bandwidth interface to shared off-chip memory, such as DDR3, DDR3L and DDR4 DRAM. It is part of an integrated ARM DDR4 interface solution incorporating ARM Artisan® DDR4/3 PHY IP planned for introduction in 2013.

“Calxeda and ARM have been working closely to meet the demands of the datacenter since ARM's initial investment in our company in 2008, and we are beginning to see the fruits that relationship,” said Barry Evans, co-founder and CEO, Calxeda. “We are already building our next generation datacenter-class solutions using this new ARM CoreLink technology, and think we will once again send shockwaves across the industry when they are announced.”

“To meet the demands of rapidly growing mobile network traffic, LSI and ARM have worked closely to drive a feature-rich on-chip interconnect that can serve as the backbone for industry-leading many-core system-on-chip devices,” said Gene Scuteri, vice president of engineering, LSI. “ARM expertise in processor and interconnect technology, guided by LSI's deep understanding of networking and compute workloads, has delivered a robust, carrier-grade interconnect that will deliver scalable, deterministic performance and quality of service for today’s most advanced networks.”

CoreLink CCN-504 is the first in a family of products.  It enables a fully-coherent, high-performance many-core solution that supports up to 16 cores on the same silicon die. The CoreLink CCN-504 enables system coherency in heterogeneous multicore and multi-cluster CPU/GPU systems by enabling each processor in the system to access the other processor caches. This reduces the need to access off-chip memory, saving time and energy, which is a key enabler in systems based on ARM big.LITTLE™ processing, a new paradigm that can deliver both high-performance, required for content creation and consumption, and extreme power efficiency for extended battery life.

“As the amount of data used increases exponentially over the next 10-15 years, the CoreLink CCN-504 and DMC-520 will play an important role by providing high-performance system IP solutions for many-core applications,” said Tom Cronk, deputy general manager, processor division, ARM. “This ensures quality of service and coherent operation across the system, and enables SoC designers to efficiently prioritize and handle wide data flows with optimum latency.”

The CoreLink CCN-504 supports both the current-generation high-end Cortex-A15 processor and future ARMv8 processors and is the first in a family of network-based interconnect products planned by ARM. Building on the success of the AMBA® 4 ACE™ specification the CoreLink CCN-504 also benefits from ARM experience in hardware-based coherency, which enables improved energy-efficiency and lower latency than software coherency. Over 8000 AMBA 4 ACE specifications have been downloaded to date.

The CoreLink CCN-504 cache coherent network includes integrated level 3 (L3) cache and snoop filter functions. The L3 cache, which is configurable up to 16MB, extends on-chip caching for demanding workloads and offers low latency on-chip memory for allocation and sharing of data between processors, high-speed IO interfaces and accelerators. The snoop filter removes the need for broadcast coherency messaging, further reducing latency and power.

Availability: the ARM CoreLink CCN-504 cache coherent network is available to lead licensees now, and sampling in partner products in 2013.

ENDS

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:

•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMSoC
•	http://twitter.com/ARMTools
•	http://twitter.com/SoftwareOnARM

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:
Andy Phillips
ARM
+44 (0) 1223 400930
andy.phillips@arm.com

Item 5

ARM Announces POP IP Technology for Mali-T600 Series GPUs

What: ARM® today introduced the first POP™ IP solution for ARM Mali™-T600 series graphics processor units (GPUs). This latest offering of POP IP -- core-hardening acceleration technology that produces the best implementations of ARM processors in the fastest time-to-market -- is optimized for the Mali-T628 and Mali-T678 on TSMC 28nm HPM process technology. Mali GPUs go into a variety of end devices, including a wide range of smartphones, from high performance to mass market, as well as tablets and smart TVs. It is critical that designers can optimize their Mali GPU for their selected end applications.

Developed in synergistic collaboration by ARM’s Media Processing and Physical IP divisions, the optimized POP IP technology has been created to produce the most efficient GPU implementations at 28nm. The POP IP enabled Mali-T600 series GPU implementation results in superior performance density/watt, and significant silicon savings. Benefits of this POP IP have been proven to deliver up to 27 percent higher frequency, 24 percent lower area, and 19 percent lower power than implementations which do not use POP IP.

POP IP technology is comprised of three critical elements necessary to achieve an optimized ARM processor or GPU implementation. First, it contains Artisan® physical IP standard cell logic and memory cache instances that are specifically tuned for a given ARM processor and foundry technology. Second, it includes a comprehensive benchmarking report to document the exact conditions and results ARM achieved for the processor implementation across an envelope of configuration and design targets. Finally, it includes the detailed implementation knowledge including floor plans, scripts, design utilities and a POP implementation guide, which enables the end customer to achieve similar results quickly and with lower risk.

Why: “As the industry moves toward 28nm, designers need options that can lower their risk and help them achieve the fastest time-to-market. ARM is pleased to bring the benefits that have been experienced with POP IP usage around Cortex process implementation to Mali GPUs,” said Pete Hutton, general manager, Media Processing Division at ARM. “POP IP for Mali GPUs is not about pre-determined benchmarks, it’s about giving our partners greater flexibility by leveraging ARM’s holistic approach to explore and find the right optimization customized to the specific end-application.”

When: The POP IP for Mali-T628 and T678 on TSMC 28HPM process is available for immediate license to both existing and new licensees. The IP will be available in January 2013.

ENDS

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMSoC
•	http://twitter.com/ARMTools
•	http://twitter.com/SoftwareOnARM

ENDS

ARM and Artisan are registered trademarks of ARM Limited. Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Item 6

ARM, Red Hat and AppliedMicro Aim to Develop Disruptive 64-bit Server
Platform

Collaborate to Deliver Disruptive Hardware and Open Source Software for the Cloud, Data Center and Enterprise

CAMBRIDGE, England, RALEIGH, N.C. & SUNNYVALE, Calif., October 25, 2012 – ARM, Red Hat, Inc. (NYSE: RHT) and Applied Micro Circuits Corporation (NASDAQ:AMCC) today announced a collaboration that aims to develop a disruptive 64-bit server design platform to dramatically lower the total cost of ownership (TCO) of cloud computing, data centers and enterprises.

Fully compliant with the ARMv8 architecture, the AppliedMicro X-Gene™ Server on a Chip™  has been purpose-built for cloud and enterprise server deployment to deliver unprecedented low power, high performance and integration, with the goal of changing the way servers are designed for cloud, data center and enterprise applications.

Red Hat, the world’s leading provider of open source solutions, is actively engaged in developing support within the Fedora community for the new 64-bit ARMv8 architecture, also known as AArch64.

“We have a multi-year history in the ARM space, and already have our community-powered Fedora Linux distribution running on AppliedMicro hardware in our labs,” said Jon Masters, Chief ARM Architect at Red Hat. “Red Hat is collaborating with AppliedMicro to enable support for ARM's 64-bit ARMv8 architecture used in the upcoming X-Gene Server-on-Chip designs. We aim to have a remix of Fedora 19 available in time to support the roll out of that platform.”

“We are excited to support AppliedMicro’s innovation as it develops 64-bit ARM powered server system-on-a-chips,” said Tom Cronk, deputy general manager, processor division, ARM. “ARM’s business model is centered on partnership, and this collaboration is a further example of ARM ensuring that a compelling software ecosystem coalesces. The ecosystem will enable the industry to take full advantage of the device innovation and integration underway for deployment in the server market.”

“The X-Gene platform is designed to enable web front end, big data, search and grid farm applications at a price/performance level previously not seen,” said Vinay Ravuri, general manager, X-Gene, AppliedMicro. “Open source is a key piece of the equation that, when combined with our fully integrated, purpose-built Server-on-Chip, delivers the cost efficiency, power and performance needed to serve evolving data center workloads. We believe this collaboration with ARM and Red Hat will transform the cloud server market.”

A demonstration of the initial support for the X-Gene platform being added to the Fedora Linux distribution will be held by Jon Masters, Chief ARM Architect at Red Hat, at the upcoming 2012 ARM TechCon on November 1 at 11:00 a.m. during a panel “ARM 64-bit Architecture and the Ecosystem: The Intersection of Open Software and Hardware,” co-hosted by ARM and AppliedMicro.

About AppliedMicro
AppliedMicro is a global leader in energy conscious computing solutions for public and enterprise clouds, telco, enterprise embedded applications, data center, consumer and SMB applications. With a heritage of innovation in high-speed connectivity and high-performance computing, AppliedMicro delivers silicon solutions that dramatically lower total cost of ownership for service provider and data center infrastructures. AppliedMicro's corporate headquarters are located in Sunnyvale, California. Sales and engineering offices are located throughout the world. For further information regarding AppliedMicro, visit the company's Web site at http://www.apm.com

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM at http://www.arm.com

About Red Hat, Inc.
Red Hat is the world's leading provider of open source software solutions, using a community-powered approach to reliable and high-performing cloud, Linux, middleware, storage and virtualization technologies. Red Hat also offers award-winning support, training, and consulting services. As the connective hub in a global network of enterprises, partners, and open source communities, Red Hat helps create relevant, innovative technologies that liberate resources for growth and prepare customers for the future of IT. Learn more at http://www.redhat.com

Media Contacts:

AppliedMicro
Diane Orr
408-358-1617
diane@orr-co.com

ARM
Andy Phillips
+44 7771 975925
andy.phillips@arm.com

Red Hat, Inc.
Stephanie Wonderlick
571-421-8169
swonderl@redhat.com

Forward-Looking Statements
Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: risks related to delays or reductions in information technology spending; the effects of industry consolidation; the ability of the Company to compete effectively; uncertainty and adverse results in litigation and related settlements; the integration of acquisitions and the ability to market successfully acquired technologies and products; the inability to adequately protect Company intellectual property and the potential for infringement or breach of license claims of or relating to third party intellectual property; the ability to deliver and stimulate demand for new products and technological innovations on a timely basis; risks related to data and information security vulnerabilities; ineffective management of, and control over, the Company's growth and international operations; fluctuations in exchange rates; and changes in and a dependence on key personnel, as well as other factors contained in our most recent Quarterly Report on Form 10-Q (copies of which may be accessed through the Securities and Exchange Commission's website at http://www.sec.gov), including those found therein under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". In addition to these factors, actual future performance, outcomes, and results may differ materially because of more general factors including (without limitation) general industry and market conditions and growth rates, economic and political conditions, governmental and public policy changes and the impact of natural disasters such as earthquakes and floods. The forward-looking statements included in this press release represent the Company's views as of the date of this press release and these views could change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this press release.

Red Hat is a trademark of Red Hat, Inc., registered in the U.S. and other countries. Linux® is the registered trademark of Linus Torvalds in the U.S. and other countries.

X-Gene, Server on a Chip, Applied Micro Circuits Corporation, AMCC, AppliedMicro and the AppliedMicro logo are trademarks or registered trademarks of Applied Micro Circuits Corporation. All other product or service names are the property of their respective owners.

ARM is a registered trademark of ARM Limited. Cortex, big.LITTLE and Mali are trademarks of ARM Limited All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Item 7

ARM Launches Cortex-A50 Series, the World’s Most Energy-Efficient 64-bit
Processors

New 64-bit processors set to drive the next era in mobile and enterprise, extending ARM leadership in performance and low power

CAMBRIDGE, UK and ARM TechCon, Santa Clara - October 30th 2012 - ARM announced the new ARM® Cortex™-A50 processor series based upon the ARMv8 architecture, extending ARM’s leadership in performance and low power. The series initially includes the Cortex-A53 and Cortex-A57 processors and introduces a new, energy-efficient 64-bit processing technology, as well as extending existing 32-bit processing. The scalability of the processor series enables ARM partners to create system-on-chips (SoCs) that address diverse markets, from smartphones through to high-performance servers.

The processors launched today will continue the evolution of the mobile computing experience by delivering up to three times the performance of today’s superphones and extending today’s superphone experience to entry-level smartphones. With a comprehensive set of ARM and ARM partner development tools and simulation models already available to enable faster and easier software development, both processors are fully compatible with the extensive ARM 32-bit ecosystem and integral to the rapidly evolving ARM 64-bit ecosystem.

The Cortex-A57 is ARM’s most advanced high-performance applications processor, while the Cortex-A53 is the most power-efficient ARM application processor. The Cortex-A53 is also the world’s smallest 64-bit processor.  They can operate independently or be combined into an ARM big.LITTLE™ processor configuration, combining high performance with power efficiency. Both are supported by the ARM CoreLink™ 400 and new CoreLink 500 series system IP fabric solutions.

ARM partners can scale SoC platforms from single- and multi-core big.LITTLE mobile solutions to massively parallel enterprise solutions for optimal flexibility and energy-efficiency. The Cortex-A57 and Cortex-A53 processors will target multi-GHz performance on advanced CMOS and FinFET processes technologies, which is supported by early availability of ARM Artisan® Physical IP and ARM POP™ IP for core-hardening acceleration.

Announced licensees of the new processor series include AMD, Broadcom, Calxeda, HiSilicon, Samsung and STMicroelectronics. Supporting materials and quotes from ARM partners can be found at this link and at http://www.youtube.com/ARMflix

“Consumers expect a personalized mobile experience, integrating their daily lives, with seamless connectivity providing access to vast amounts of information. The ARM ecosystem will continue its rate of unprecedented innovation to enable diverse platforms.

This will deliver an era of transformational computing, from mobile through to the infrastructure and servers that support consumers’ connected, mobile lifestyles. This will create massive opportunities for market expansion and a revolution in user experiences,” said Simon Segars, executive vice president, processor and physical IP divisions, ARM.

As smartphones and tablets have become our primary compute devices, mobile performance and capabilities have evolved to drive the computing landscape. In the past five years, the ARM ecosystem has driven a 15x increase in the performance of smartphones, enabling a transformation in how people use their devices. The capabilities of the Cortex-A50 processor series allow it to seamlessly transition from a 32-bit to a 64-bit execution state, enabling today’s existing  applications, and provides scalability to 64-bit for mobile computing client evolution and future superphone trends.

Data Explosion
The evolution of mobile computing is redefining the infrastructure that drives cloud services and network connectivity. The explosive growth of smart mobile devices, combined with richness of services available to end users, is causing an increase in content generation and consumption. With data consumption predicted to reach 120 Exabytes by 2020 (eight times more than todayi), the seamless mobile lifestyle will create a significant strain on network and data centre infrastructure if companies continue to deploy incumbent technologies. The Cortex-A50 processor series is designed with this new era of ‘transformational computing’ in mind, as well as providing an energy-efficient solution to future infrastructure needs.  The enhanced 32-bit execution capability will benefit existing 32-bit cloud server applications, while 64-bit execution extends the applicability of ARM technology-based solutions to enable new opportunities in networking, server and high-performance computing.

ARM Cortex-A50 processor series:
•	Currently includes the Cortex-A57 and Cortex-A53 processors
•	Optional cryptographic acceleration that can speed up authentication software up to x10
•	Interoperability with ARM Mali™ graphics processor family for GPU compute applications
•	Features AMBA® system coherency to extend to many-core coherence with ARM CoreLink cache coherent fabric components, including the CCI-400 and CCN-504

ARM Cortex-A57 processor:
•	The most advanced, highest single-thread performance ARM application processor

i one exabyte is the equivalent of a billion gigabytes and an average smartphone data plan has one gigabyte of data per month allowed

•
Delivers the enhanced performance required for smartphones as they continue to transition from content-consumption devices to content-creation devices,  with up to three times that of today’s superphones in the same power budget

•	Provides computer performance comparable to a legacy PC, while operating in a mobile power budget, enabling cost and power efficiency benefits for both enterprise users and consumers
•	Extended reliability and scalability features for high-performance enterprise applications

ARM Cortex-A53 processor:
•	The most efficient ARM application processor ever, delivering today’s superphone experience while using a quarter of the power
•	Incorporates reliability features that enable scalable dataplane applications to maximize performance per mm2 and performance per mW
•	Optimized for throughput processing for modest per thread compute applications
•	The Cortex-A53 processor combined with the Cortex-A57 and big.LITTLE processing technology will enable platforms with extreme performance range while radically reducing the energy consumption

ARM and members of the ARM Connected Community® are collaborating to develop a robust 64-bit software ecosystem. The ARM Compiler and ARM Fast Models have supported the ARMv8 architecture since it was announced in October 2011, and are used extensively by public launch licensees of the Cortex-A50 processor series. This functionality is now complemented with support for bare metal and Linux debug in the ARM Development Studio 5 (DS-5™). In addition, open source operating systems, applications and third-party tools are already in development. This is a natural extension to the broad ecosystem already in place that supports existing ARMv7 architecture-based devices.

Availability: The ARM partnership is expected to ship Cortex-A50 series-based chips in 2014.

ARMv8 open source operating system, toolchains and foundation models are now available at www.arm.com/products/processors/instruction-set-architectures/armv8-architecture

Images can be downloaded at this page: www.arm.com/about/newsroom/media-resources/image-downloads

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community:http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: uhttp://www.youtube.com/armflix
ARM on Twitter:
•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMSoC
•	http://twitter.com/ARMTools
•	http://twitter.com/SoftwareOnARM

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB2

ENDS
Contact Details:
Andy Phillips
ARM
+44 (0) 1223 400930
andy.phillips@arm.com

* UMTS Forum, Mobile traffic forecasts 2010-2020 report - link

Partner Press Quotes: ARM Cortex-A50 Series Launch

AMD
“ARM’s Cortex-A50 series processors combined with AMD’s unique low-power dense compute fabric, will bring new levels of choice and energy efficiency to the data center compute landscape and ignite a new 64-bit server ecosystem,” said Dr. Lisa Su, senior vice president and general manager, Global Business Units, AMD. “AMD believes our strategic partnership with ARM, in concert with our OEM and critical ecosystem partners, will together help usher in the next era of enterprise computing.”

BROADCOM
“Broadcom is committed to engineering advanced, highly integrated, and complete mobile platforms that will power next-generation mobile devices,” said Martyn Humphries, Broadcom VP and GM, Mobile Application Processors Group. “Future consumer demands will require mobile devices to provide a level of functionality and performance not seen to date. The Cortex-A50 series processors combined with Broadcom’s technology will enable these advanced devices and greatly enhance the end user experience.”

CALXEDA
"We are seeing broad market interest in turning to a low power alternative server infrastructure today with 32-bit ARM processor-based solutions, and of course 64-bit ARM technology will widen that appeal," said Barry Evans, Co-founder and CEO, Calxeda."There's a reason Calxeda has been named one of the most disruptive technologies in the industry: customers are facing a looming power crisis, and this technology represents their best hope to nail it. We are truly witnessing the dawn of a new epoch in computing architecture."

HISILICON
“HiSilicon aim is to effectively contribute to the substainable development of the economiy, society, and environment while enriching life through communication. To achieve this we are delivering network, wireless and digital media solutions that support the demand for both energy-efficiency and high-performance,” said George Yiu, General Manager of Turing Processor BU, HiSilicon. “Working with ARM as a lead partner for the new Cortex-A57 processor will support HiSilicon as we continue to gain momentum in these important markets. In particular, the ability for us to cross boundaries seamlessly between the 32-bit and 64-bit ecosystems will be invaluable as we continue to work with software development community.”

ORANGE
"Data usage is dramatically increasing as the mobile internet becomes more accessible for customers, consumption of HD content and multimedia services increase and new connected experiences emerge," said Yves Maitre, Senior Vice President Mobile Multimedia and Devices, Orange. “To make the most of the advances in high-speed mobile networks, operators and device manufacturers need to have high-performance, energy-efficient processing power, such as the Cortex-A50 series, to continue the growth in the connected device market and create new experiences."

SAMSUNG
“Samsung is very pleased to be partnering with ARM as they introduce the Cortex-A50 processor series which promises to redefine the power/performance equation in computing,” said John Kalkman, vice president, Samsung Semiconductor, Inc. “By combining the innovative technology leadership from both Samsung and ARM, customers will have the ability to incorporate the most advanced application processors for future computing platforms.”

STMICROELECTRONICS
"The market’s need for a variety of interoperable mobile devices with always-on and ubiquitous connectivity, together with the growing data traffic generated by those devices accessing expanding cloud services are driving a computing revolution,” said Gian Luca Bertino, Executive Vice President and General Manager, Digital Convergence Group, STMicroelectronics. “The Cortex-A50 family’s performance, including its ability to execute 64-bit instructions and its scalability, presents ST with new opportunities to continue developing a wide range of innovative solutions, including our next generation Unified Processing Platform for Digital Convergence applications, and the dedicated products for networking and datacenter infrastructure applications that enable our customers to address the complex challenges presented by the e ver-increasing quantities of data.”

Item 8

Announcement of Acquisition of Shares

ARM Holdings plc (the "Company") announces that on 25 October 2012 certain directors and PDMRs acquired shares in the Company through automatic reinvestment of dividends on shares that previously vested under the Long Term Incentive Plan or the Deferred Annual Bonus Plan and are still held in the administrator's account.

The total holdings of these directors and PDMRs after these additions are as follows:

Name	Role	Number of shares acquired*	Total number of shares now held+
Warren East	CEO	6	1,489,522
Tim Score	CFO	1,949	854,297
Mike Inglis	Chief Commercial Officer	469	201,238
Mike Muller	CTO	1,793	1,543,625
Simon Segars	EVP & GM Processor & Physical IP Divisions	680	456,956
Patricia Alsop	PDMR	486	259,535
Tom Cronk	PDMR	9	3,534
Philip David	PDMR	118	49,823
Ian Drew	PDMR	349	142,972
Peter Hutton	PDMR	30	11,825
Bill Parsons	PDMR	13	5,345
Dipesh Patel	PDMR	45	36,945

* rounded to nearest whole number
+ excludes shares earned under the Deferred Annual Bonus Plan which have not yet vested

The price paid for the shares acquired through dividend reinvestment was 669 pence per share.